Room 4561

February 27, 2007

Mr. Gary C. Kaufman
Executive Vice President, Finance and Administration
and Chief Financial Officer
Micros Systems, Inc.
7031 Columbia Gateway Drive
Columbia, MD 21046

      Re: Micros Systems, Inc.
             Form 10-K for the Fiscal Year Ended June 30, 2006
             Filed September 13, 2006
             Form 8-K Filed January 29, 2007
             File No. 000-09993

Dear Mr. Kaufman:

      We have reviewed your response letter dated February 5, 2007 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2006

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 58

1.   In future filings, explain why SOP 97-2 does not apply to your hardware. These disclosures should reflect the guidance in paragraph 2 of the SOP and EITF 03-05.

Form 8-K Filed January 29, 2007

2.   We note the proposed disclosures provided in your response to prior comment number 2 and have the following additional concerns:

- Your proposed disclosure indicates that the inclusion of the non-GAAP measure enhances comparability to the results of your competitors. You should clearly explain why you believe this to be the case. In your example using non-cash share-based compensation expenses, you do not explain how you consider the extent to which your competitors use this compensation in determining comparability. A non-GAAP measure that does not reflect these expenses for a company that uses share-based compensation as a significant component of overall compensation would not be comparable to that same measure calculated for a company that uses such compensation to a lesser degree; and

- Your proposed disclosure indicates that your non-GAAP measures are subject to "a number of important limitations." You should disclose these limitations and the manner in which you compensate for them.

    Please ensure that your disclosures fully address these concerns, and those in prior comment number 2, in the event that you present non-GAAP information in the future.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

    You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

                                        Sincerely,

                                        Mark Kronforst
                                        Accounting Branch Chief